                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                      Hayes Wheels International, Inc.
                             (Name of Issuer)


                        Common Stock, $.01 par value
                       (Title of Class of Securities)


                                421124-10-8
                              (CUSIP Number)

                          Cleveland A. Christophe
                         TSG Capital Fund II, L.P.
                       177 Broad Street, 12th Floor
                       Stamford, Connecticut  06901
                               (203) 406-1500
           _____________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  Copy to:

                              James B. Carlson
                            Mayer, Brown & Platt
                          1675 Broadway, Suite 1900
                          New York, New York  10019
                               (212) 506-2515

                                 July 2, 1996
                       (Date of Event which Requires
                          Filing of this Statement)

           If the filing person has previously filed a statement on
           Schedule 13G to report the acquisition which is the
           subject of this Statement because of Rule 13d-1(b)(3) or
           (4), check the following:               ( )

          Check the following box if a fee is being paid with this
          Statement:                               (X)



                                 SCHEDULE 13D

     CUSIP No. 421124-10-8
     _________________________________________________________________
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           TSG Capital Fund II, L.P.

     _________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     _________________________________________________________________
     (3)  SEC USE ONLY

     _________________________________________________________________
     (4)  SOURCE OF FUNDS


        00 (See response to Item 3)
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     __________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
     ------------------------------------------------------------------
                                     (7)  SOLE VOTING POWER
           NUMBER OF
            SHARES                        None
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY
             EACH                         1,406,250
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON
             WITH                         None
                                    (10)  SHARED DISPOSITIVE POWER

                                          1,406,250
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,406,250
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                       (  )

     _________________________________________________________________
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          12.6%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

          PN
     -----------------------------------------------------------------



                                 SCHEDULE 13D

     CUSIP No. 421124-10-8
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          TSG Associates II, L.P.

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     _________________________________________________________________
     (3)  SEC USE ONLY

     _________________________________________________________________
     (4)  SOURCE OF FUNDS

          00 (See response to Item 3)
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     _________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER
           NUMBER OF
            SHARES                        None
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY
             EACH                         1,406,250
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON
             WITH                         None
                                    (10)  SHARED DISPOSITIVE POWER

                                          1,406,250
     _________________________________________________________________
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,406,250
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                       (  )

     _________________________________________________________________
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          12.6%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

          PN
     -----------------------------------------------------------------



                                 SCHEDULE 13D

     CUSIP No. 421124-10-8
     _________________________________________________________________
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          TSG Associates II, Inc.

     _________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     _________________________________________________________________
     (3)  SEC USE ONLY


     (4)  SOURCE OF FUNDS

          00 (See response to Item 3)
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     _________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER
           NUMBER OF
            SHARES                        None
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY
             EACH                         1,406,250
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON
              WITH                         None
                                     (10)  SHARED DISPOSITIVE POWER

                                          1,406,250
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,406,250
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                       (  )

     _________________________________________________________________
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          12.6%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

          CO
     -----------------------------------------------------------------



                                 SCHEDULE 13D

     CUSIP No. 421124-10-8
     _______________________________________________________________
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Cleveland A. Christophe
     _______________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     _______________________________________________________________
     (3)  SEC USE ONLY

     _______________________________________________________________
     (4)  SOURCE OF FUNDS

          00 (See response to Item 3)
     ---------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     _______________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
     ---------------------------------------------------------------
                                     (7)  SOLE VOTING POWER
           NUMBER OF
            SHARES                        None
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY
             EACH                         1,406,250
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON
             WITH                         None
                                    (10)  SHARED DISPOSITIVE POWER

                                          1,406,250
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,406,250
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                       (  )

     _________________________________________________________________
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          12.6%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

          IN
     -----------------------------------------------------------------




                                 SCHEDULE 13D

     CUSIP No. 421124-10-8
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Duane E. Hill

     _________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     _________________________________________________________________
     (3)  SEC USE ONLY

     _________________________________________________________________
     (4)  SOURCE OF FUNDS

          00 (See response to Item 3)
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     _________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER
           NUMBER OF
            SHARES                        None
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY
             EACH                         1,406,250
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON
             WITH                         None
                                    (10)  SHARED DISPOSITIVE POWER

                                          1,406,250
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,406,250
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )

     _________________________________________________________________
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          12.6%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

          IN
     -----------------------------------------------------------------




                                 SCHEDULE 13D

     CUSIP No. 421124-10-8
     _________________________________________________________________
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Darryl B. Thompson

     _________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     _________________________________________________________________
     (3)  SEC USE ONLY

     _________________________________________________________________
     (4)  SOURCE OF FUNDS

          00 (See response to Item 3)
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     _________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER
           NUMBER OF
            SHARES                        None
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY
             EACH                         1,406,250
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON
             WITH                         None
                                    (10)  SHARED DISPOSITIVE POWER

                                          1,406,250
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,406,250
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )

     _________________________________________________________________
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          12.6%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

          IN
     -----------------------------------------------------------------


Item 1.    Security and Issuer.
           -------------------
           This statement on Schedule 13D (the "Statement") relates to the common stock, par value $.01 per share ("Company Common Stock"), of Hayes Wheels International, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 38481 Huron River Drive, Romulus, Michigan 48174.

Item 2.    Identity and Background.
           -----------------------
           This Statement is being filed by TSG Capital Fund II, L.P., a Delaware limited partnership (the "Fund"), TSG Associates II, L.P., a Delaware limited partnership ("TSG Associates"), TSG Associates II, Inc., a Delaware corporation ("TSG Inc."), Cleveland A. Christophe, Duane E. Hill and Darryl B. Thompson (collectively, the "Reporting Persons"). TSG Associates is the sole general partner of Fund. TSG Inc. is the sole general partner of TSG Associates. Messrs. Christophe, Hill and Thompson are each United States citizens and, together, are the holders of all of the outstanding common stock of TSG Inc. Messrs. Christophe and Hill are the directors of TSG Inc. Messrs. Christophe, Hill, Thompson and Mark D. Inglis are the executive officers of TSG Inc. Each of the Reporting Persons and Mr. Inglis is engaged principally in the business of investing in securities. The principal business address of each of the Reporting Persons and Mr. Inglis is 177 Broad Street, 12th Floor, Stamford, Connecticut 06901.

           During the last five years, none of the Reporting Persons or Mr. Inglis has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------
           The Company and MWC Holdings, Inc., a Delaware corporation ("Holdings"), entered into the Agreement and Plan of Merger, dated as of March 28, 1996 (the "Merger Agreement"), pursuant to which, among other things, on July 2, 1996, Holdings merged with and into the Company (the "Merger), with the Company continuing as the surviving corporation.

           Immediately prior to the Merger, the Company issued and sold to the Fund, and the Fund purchased (the "Subscription"), (i) 45,000 shares of Series A Preferred Stock, par value $.01 per share ("Company Preferred Stock"), of the Company and (ii) 33,750 warrants, with each warrant entitling the holder thereof to purchase one share of Company Common Stock at a price of $48.00 during the period commencing on the fourth anniversary of the Effective Time (as defined in Item 4) and ending on the seventh anniversary thereof ("Warrants"), in exchange for payment by the Fund of immediately available funds in the amount of $45,000,000. The Fund obtained such funds from capital contributions from its partners.

           Pursuant to the Merger, the Fund received 31.25 shares of Company Common stock for each share of Company Preferred Stock owned by the Fund at the time of the Merger. As a result of the Merger, the Fund acquired 1,406,250 shares of Company Common Stock in exchange for 45,000 shares of Company Preferred Stock.

Item 4.    Purpose of Transaction.
           ----------------------
           As further described in the Joint Proxy Statement, dated May 31, 1996, of the Company and Holdings (the "Joint Proxy Statement"), and the Merger Agreement, on July 2, 1996, at the effective time (the "Effective Time"), Holdings merged with and into the Company, with the Company continuing as the surviving corporation. As a result of the Merger, the Fund acquired 1,406,250 shares of Company Common Stock, or approximately 12.6% of the shares of Company Common Stock issued and outstanding as of July 2, 1996 (based upon a total of 11,132,400 shares of Company Common Stock issued and outstanding upon consummation of the Merger on July 2, 1996, such number being the number of shares of Company Common Stock expected to be issued and outstanding as of July 2, 1996 as reported in the Joint Proxy Statement).

           The foregoing summary of provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement attached hereto as Exhibit B.

           Immediately after the Merger, as a result of the Subscription and the Merger, the Fund owned (i) 1,406,250 shares of Company Common Stock and (ii) Warrants to purchase 33,750 shares of Company Common Stock.

           Immediately after the Merger, the Company and certain holders of Company Common Stock, including the Fund, entered into a stockholders agreement (the "Stockholders Agreement") pursuant to which, among other things, (i) such stockholders (other than Chase Equity Associates and CIBC WG Argosy Fund 2, L.L.C.) agreed to vote their shares of Company Common Stock received in the Merger so that the Company's Board of Directors will consist of nine members, of which one member will be designated by the Fund, four members will be designated by another stockholder of the Company, Joseph Littlejohn & Levy Fund II L.P. ("JLL"), one member will be the Chief Executive Officer of the Company and the remaining three members, who may not be affiliated with the Company or any of such stockholders, will be selected by the Company's Board of Directors. The Stockholders Agreement provides that the respective rights of the Fund and JLL to designate directors will terminate if any such entity ceases to own at least 50% of its initial investment. Each stockholder that is a party to the Stockholders Agreement has also agreed not to acquire any shares of Company Common Stock if, as a result of such acquisition, such stockholder would own in excess of 50% of the outstanding shares of Company Common Stock.

           Pursuant to the Stockholders Agreement, such stockholders have agreed not to transfer any shares of Company Common Stock, other than pursuant to certain permitted transfers, until the second anniversary of the Merger. The Stockholders Agreement gives each stockholder a party thereto holding shares of Company Common Stock received in the Merger with an aggregate value of $15 million the right (exercisable after the second anniversary of the Effective Time) to require the Company to register under the Securities Act of 1933, as amended (the "Securities Act"), the resale of all or part of such shares at the Company's expense on two occasions. The Company has agreed to file the reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to enable each such stockholder to sell its shares of Company Common Stock. Each such stockholder will be entitled to an unlimited number of piggyback registrations, which will allow such stockholder to include shares of Company Common Stock (including shares of Company Common Stock to be issued upon the exercise of Warrants) held by it in certain registrations of shares of Company Common Stock effected by the Company (subject to customary cut-back provisions). In addition to these registration rights, the Stockholders Agreement will allow stockholders a party thereto to participate proportionately in any sales by JLL of shares of Company Common Stock.

           The Stockholders Agreement also provides that the Company will not repurchase any shares of Company Common Stock, other than to fund employee benefit plans, without the approval of at least 82.5% of the shares of Company Common Stock subject to the Stockholders Agreement. In addition, the Stockholders Agreement provides that the Company will file all necessary reports with the Securities and Exchange Commission ("SEC"), if applicable, and take whatever action any stockholder a party thereto may reasonably request to enable such stockholder to sell shares of Company Common Stock without registration under the Securities Act within the limitations provided by Rule 144 thereunder. The Stockholders Agreement may only be amended with the prior written consent of the Company and at least 82.5% of the shares of Company Common Stock initially subject thereto. The Stockholders Agreement will terminate on the eighth anniversary thereof, unless terminated earlier pursuant to its terms.

           The foregoing summary of provisions of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement attached hereto as Exhibit C.

           The securities of the Company to which this Statement relates are held by the Fund as an investment. Except as otherwise set forth in this Statement, the Reporting Persons and Mr. Inglis do not presently have any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on such Board of Directors; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure;
(vii) changes in the Company's Amended and Restated Certificate of Incorporation or By-laws or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

           Subject to applicable law and the terms of the Stockholders Agreement, the Reporting Persons or Mr. Inglis may, individually or jointly, acquire shares of Company Common Stock or sell some or all of the shares of the Company Common Stock which may be owned by them from time to time, depending on their evaluation of the Company's business, prospects and financial condition, the market for the shares, other opportunities available to the Reporting Persons or Mr. Inglis, general economic conditions, money and stock market conditions and other future developments.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------
           The Fund is the record owner of 1,406,250 shares of Company Common Stock (the "TSG Shares") and as such has the power to vote and dispose of the TSG Shares. The TSG Shares constitute approximately 12.6% of the shares of Company Common Stock issued and outstanding as of July 2, 1996 (based upon a total of 11,132,400 shares of Company Common Stock issued and outstanding upon consummation of the Merger on July 2, 1996, such number being the number of shares of Company Common Stock expected to be issued and outstanding as of July 2, 1996 as reported in the Joint Proxy Statement).

           TSG Associates, as sole general partner of the Fund, TSG Inc., as sole general partner of TSG Associates, and Messrs. Christophe, Hill and Thompson as the holders, together, of all of the outstanding common stock of TSG Inc., may be deemed to have, or to share, voting and dispositive power with respect to the TSG Shares and, pursuant to Rule 13d-3(a) promulgated under the Exchange Act, each may be deemed to be the beneficial owner of all of the TSG Shares. However, the filing of this Statement shall not be construed as an admission for the purposes of Sections 13(d) and 13(g) or under any other provision of the Exchange Act or the rules promulgated thereunder or for any other purpose that TSG Associates, TSG Inc. or Messrs. Christophe, Hill, Thompson or Inglis is a beneficial owner of any of the TSG Shares.

           Except as set forth in Item 3 hereof with respect to the Subscription and in Items 3 and 4 hereof with respect to the Merger, the Reporting Persons and Mr. Inglis have not affected any transactions in shares of Company Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
           -------------------------------------------------------------
           Immediately after the Merger, as a result of the Subscription and the Merger, the Fund owned 1,406,250 shares of Company Common Stock and 33,750 Warrants.

           Immediately after the Merger, the Company and certain holders of Company Common Stock, including the Fund, entered into the Stockholders Agreement. Reference is hereby made to the discussion of the Stockholders Agreement set forth above in response to Item 4, including the summary of provisions thereof, which is incorporated by reference in its entirety herein.

           Except as set forth in this Statement, none of the Reporting Persons or Mr. Inglis has any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.    Material to be Filed as Exhibits.
           --------------------------------
Exhibit A        Joint Filing Agreement, dated as of July 2, 1996, among
                 the Fund, TSG Associates, TSG Inc. and Messrs. Christophe,
                 Hill and Thompson.

Exhibit B        Agreement and Plan of Merger, dated as of March 28, 1996,
                 between Holdings and the Company. Incorporated by reference to Exhibit 2.1 to the Registration Statement on Form S-4 of Hayes Wheels International, Inc. Registration
                 No. 333-04909

Exhibit C        Stockholders' Agreement, dated as of July 2, 1996, among
                 the Company, the Fund, Chase Equity Associates, CIBC WG
                 Argosy Merchant Fund 2, L.L.C., Nomura Holding America,
                 Inc. and JLL.



                                SIGNATURE

           After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  July 12, 1996


                            TSG CAPITAL FUND II, L.P.

                            By:  TSG Associates II, L.P.,
                                 its General Partner


                                 By:  TSG Associates II, Inc.,
                                       its General Partner



                                       By:/s/ Cleveland A. Christophe
                                          Name:  Cleveland A. Christophe
                                          Title: President



                                SIGNATURE

           After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  July 12, 1996


                            TSG ASSOCIATES II, L.P.


                            By:  TSG Associates II, Inc.,
                                 its general partner


                                 By:  /s/ Cleveland A. Christophe
                                      Name:  Cleveland A. Christophe
                                      Title: President




                                SIGNATURE

           After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  July 12, 1996


                                       TSG ASSOCIATES II, INC.


                                       By:/s/ Cleveland A. Christophe
                                          Name:  Cleveland A. Christophe
                                          Title: President




                                SIGNATURE

           After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  July 12, 1996




                                       /s/ Cleveland A. Christophe
                                       Cleveland A. Christophe




                                SIGNATURE

           After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  July 12, 1996




                                       /s/ Duane E. Hill
                                       Duane E. Hill




                                SIGNATURE

           After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  July 12, 1996




                                       /s/ Darryl B. Thompson
                                       Darryl B. Thompson





                                                               Exhibit A

                            Joint Filing Agreement
                            ----------------------
           In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of a statement on Schedule 13D (including all amendments thereto) (the "Statement") with respect to the common stock, par value $.01 per share, of Hayes Wheels International, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such Statement. In evidence whereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 2nd day of July, 1996.


                            TSG CAPITAL FUND II, L.P.

                            By:  TSG Associates II, L.P.,
                                 its General Partner


                                 By:  TSG Associates II, Inc.,
                                       its General Partner


                                       By:/s/ Cleveland A. Christophe
                                          Name:  Cleveland A. Christophe
                                          Title: President

                            TSG ASSOCIATES II, L.P.


                            By:  TSG Associates II, Inc.,
                                 its General Partner


                                 By:   Cleveland A. Christophe
                                       Name:  Cleveland A. Christophe
                                       Title: President

                            TSG ASSOCIATES II, INC.


                            By:  /s/ Cleveland A. Christophe
                                 Name:  Cleveland A. Christophe
                                 Title: President



                            /s/ Cleveland A. Christophe
                            Cleveland A. Christophe


                            /s/ Duane E. Hill
                            Duane E. Hill


                            /s/ Darryl B. Thompson
                            Darryl B. Thompson